December 2, 2016

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Polar Power, Inc.
Registration Statement on Form S-1, as amended (“Registration Statement”)
File No. 333-213572

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Joseph Gunnar & Co., LLC and Roth Capital Partner, LLC, as joint book running managers and representative of the underwriters, hereby join in the Company’s request for acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m., Washington D.C. time, on Tuesday, December 6, 2016, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that during the period from November 18, 2016 to the date of this letter, we, acting on behalf of the several underwriters, distributed as many copies of the Preliminary Prospectuses, dated November 18, 2016 as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

JOSEPH GUNNAR & CO., LLC

By: /s/ Eric Lord___________________________

Name: Eric Lord

Title: Head of Investment Banking/Underwriting

ROTH CAPITAL PARTNERS, LLC

By: /s/ Aaron M. Gurewitz _________________________

Name: Aaron M. Gurewitz

Title: Head of Equity Capital Markets